Exhibit 99.1

WNS Renews Contract with Sabre Holdings

Mumbai, India – January 4 , 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that it has renewed its contract with Sabre Holdings, the world’s largest travel distribution and technology company. WNS will continue to provide comprehensive front, middle and back office services to Sabre Holdings and its affiliates including Travelocity.

The contract renewal extends the strategic relationship between Sabre and WNS through December 2015. Under the terms of the renewal, while Sabre will not provide any minimum volume commitments, WNS shall be the exclusive provider of certain key services from delivery locations outside of the U.S., including customer service and ticketing support for Travelocity.com in North America, and accounting and fraud prevention services for Sabre.

“The renewal of our contract with Sabre underscores the quality of our domain capabilities, our value-add to the business, and the strength of relationship between the two companies,” said Anup Gupta, Group Chief Operating Officer. “We look forward to continuing our strong partnership.”

About WNS

WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, statements relating to our growth and our service offerings. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACTS:

Sumi Gupta
Global Head – Public Relations,
WNS (Holdings) Limited
+91 (22) 4095 2100
+91 98330 53183
Sumi.Gupta@wnsgs.com

Emily Cleary
CJP Communications
+1 212 279 3115 ext. 257
ecleary@cjpcom.com